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                                                                EXHIBIT 99(a)(7)

                            [LETTERHEAD OF PRAXAIR]

        Contacts:
        --------

        Thomas M. Daly, Jr.     Nigel D. Muir          Investor Relations
        Roy Winnick             Praxair, Inc.          ------------------
        Kekst and Company       203-837-2240           Scott S. Cunningham
        212-593-2655                                   Praxair, Inc.
                                                       203-837-2073

PRAXAIR ANNOUNCES INTENT TO BEGIN TENDER OFFER TO ACQUIRE CBI INDUSTRIES FOR $32.00 PER SHARE IN CASH

DANBURY, Conn., November 1, 1995 - Praxair, Inc. (NYSE: PX) today announced that it intends to commence on Friday, November 3, 1995, a cash tender offer for all of the outstanding common shares of CBI Industries, Inc. (NYSE: CBI) at a price of $32.00 per share, net to the seller, in cash

        The tender offer will be scheduled to expire at midnight Eastern time on Monday, December 4, 1995, unless extended. CBI has approximately 45 million shares outstanding on a fully diluted basis, giving the transaction a total capital value, including equity and debt, of $2.1 billion

        H. William Lichtenberger, Praxair's chairman and chief executive officer, said, "We continue to be hopeful that the Board of Directors of CBI will respond in a positive way to the merger proposal presented in my letter to CBI chairman, president and chief executive officer John E. Jones on October 27. We believe that the CBI Board will ultimately recognize the significant benefits for both our companies and our respective shareholders of a strategic combination of Praxair and CBI under the terms we have proposed."

        Lichtenberger said, "In the absence of such a response, however, and as I indicated in my letter of October 27, we will now proceed to present our proposal directly to the shareholders of CBI, for whom our $32.00 per share cash offer represents a substantial premium over the recent price of their CBI stock."

                                   - more -
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Page 2 - CBI Industries

        The complete terms and conditions of the offer will be set forth in the Offer to Purchase, a copy of which will be available when the offer commences.

        CS First Boston Corporation is the Dealer Manager for the offer.

        Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide, with 1994 sales of $2.7 billion. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair is a leader in the commercialization of new technologies that bring productivity and environmental benefits to a diverse group of industries.